GOLD RESERVE

August 21, 2014

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Tia L. Jenkins

Re:            Gold Reserve Inc.

                        Form 40-F for Fiscal Year Ended December 31, 2013

                        Filed April 29, 2014

                        File No. 1-31819

Ladies and Gentlemen:

Set forth below is the response of Gold Reserve Inc. (the “Company”) to the comments contained in the Staff’s letter dated August 20, 2014, regarding the Company’s 2013 Form 40-F filed on April 29, 2014. For ease of reference, the Staff’s comments have been repeated below in italics with the Company’s response set forth immediately thereafter.

Form 40-F  for  the  Year Ended December 31, 2013

Exhibit 99.2  Audited  Consolidated Financial Statements

Financial Statements

1.      Please provide the information required by ASU 2013-20 “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” or tell us why you believe this guidance does not apply to you.

The Company believes it has provided the information required by ASU 2013-02 within the statements of other comprehensive loss. The Company has a single component of accumulated other comprehensive loss which is unrealized gain (loss) on marketable securities. The amounts reclassified out of unrealized gain (loss) on marketable securities include realized (gain) loss on marketable securities and impairment of marketable securities.

The relevant figures are detailed in the consolidated statements of comprehensive loss, shown individually in the consolidated statements of operations as well as disclosed in footnote 5, Marketable Securities, thereby disclosing the effect of the reclassification on net loss. There was no tax effect of the reclassifications.

Going forward, for clarification, we have already included in our March 31, 2014 quarterly report the following text within the body of the Consolidated Statements of Comprehensive Loss,  "Items that may be reclassified subsequently to the consolidated statements of operations"  as well as a reference to the marketable securities footnote as follows:

GOLD RESERVE INC.

(An Exploration Stage Enterprise)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

 (Unaudited - Expressed in U.S. dollars)

	Three Months Ended		January 1, 2010
	March 31,		through
	2014	2013	March 31, 2014
Net loss for the period	$(2,813,613)	$(3,207,097)	$(73,524,647)
Other comprehensive income (loss), net of tax:
Items that may be reclassified subsequently to the consolidated statement of operations:

Unrealized gain (loss) on marketable securities (Note 4)	36,370	(79,450)	716,451
Adjustment for realized (gains) losses included in net loss	–	–	(1,017,653)
Impairment of marketable securities	–	–	612,223
Other comprehensive income (loss)	36,370	(79,450)	311,021
Comprehensive loss for the period	$(2,777,243)	$(3,286,547)	$(73,213,626)

Note 7.  Property, Plant and Equipment, page 13

2.             We note that you continue to hold certain equipment that was originally purchased for the Brisas project, which was abandoned in 2009.  We also note your disclosure that the carrying value of this equipment has been adjusted to its estimated fair value of $19 million.  Please tell us when you performed an impairment analysis and how you computed the estimated fair value of this equipment.  Please also tell us your plans for sale or disposal of the equipment and why there has been no change over the past few years.

The Company acquired over $100 million worth of equipment originally intended for the Brisas Project. As a result of a series of sale transactions since the seizure of the Brisas Project by the Venezuelan government, the Company now holds remaining equipment originally costing $28.7 million. This equipment was written-down several times, most recently in 2011 and is now recorded on the balance sheet at its estimated fair value of approximately $18.9 million. The remaining equipment is as follows:

			% Impairment
	Original	Estimated	Of Original
	Cost	Fair Value	Cost
SAG Mill and Motors	$ 22,834,949	$ 16,441,163	28%
Transformer	3,998,580	1,199,574	70%
Sewage & Water Treatment Plants	1,142,945	822,928	28%
Pumps, Regulators, Electrical Equip	725,237	522,170	28%
	$ 28,701,711	$ 18,985,828	34%

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The estimated fair values of the equipment listed above were arrived at by considering the terms of sales transactions of similar equipment actually completed since the seizure of the Brisas Project and by consultation with the Company's equipment broker.

The Company, on a quarterly basis, reviews long-lived assets for impairment considering events or changes in circumstances which indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future cash flows, net of disposal costs, to be generated from the use or disposition of a long-lived asset is less than the carrying amount of the asset, an impairment loss is recognized and the asset is written down to fair value.

In our evaluation, we rely on a number of factors on which to base our conclusions including:

  Past transactions,
  The equipment in question does not have a limited shelf life,
  The equipment is new and unused,
  The equipment is stored in secure independent/professional third-part storage facilities indoors or weather neutral locations when appropriate,
  The equipment is regularly inspected and periodically maintained (painting, rust removal, surface coatings) as required to maintain its value,
  The judgment of our equipment broker which is supported by extensive relevant long-term experience,
  The equipment is available now as compared to new equipment which can have a lead time of 2 to 4 years which can be valuable for an interested party which is looking at expansion or retro-fit as compared to a new project.

The Company last recorded an impairment of the carrying value of the equipment in the year ended 2011. There were no impairment adjustments in 2012 and 2013 because based on our periodic evaluations the Company concluded the expected future net cash flows were in excess of the carrying value.

The Company's plan for disposal has been and continues to be marketing the Brisas equipment through our equipment broker. The Company, assisted by its broker, has had numerous interested parties evaluate the remaining Brisas equipment since the seizure of the Brisas Project, a number of which have purchased Brisas equipment.

As of December 31, 2013, there were a number of mining companies showing various levels of interest (both formal and informal) in the SAG Mill and Motors which represent almost 87% of the equipment in question. Our discussions with the engineering staffs of two mining companies are continuing.

Because of the factors noted above the Company believes that the estimated fair values for the remaining Brisas Project equipment are appropriately stated in its December 31, 2013 Form 40-F.

*******

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On behalf of the Company, management acknowledges and confirms the following:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter.

Sincerely,

s/ Robert A. McGuinness

Robert A. McGuinness

Vice President-Finance, CFO

cc:        Mr. Jonathan B. Newton, Baker & McKenzie LLP

            Mr. Albert G. McGrath, Baker & McKenzie LLP

            Mr. Kevin A. Cheung, PricewaterhouseCoopers LLP